UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                             Commission File Number: 33-55254-28

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q
             [_] Form 10-D [_] Form N-SAR  [_] Form N-CSR

For Period Ended:  December 31, 2006

   [_] Transition Report on Form 10-K     [_] Transition Report on Form 10-Q
   [_] Transition Report on Form 20-F     [_] Transition Report on Form N-SAR
   [_] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

 Read Instruction (on back of page) Before Preparing Form. Please Print orType.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information

Full name of registrant:  Avantogen Oncology, Inc.

Former name if applicable:
                          ------------------------------------------------------


Address of principal executive office (Street and number):
                           2121 Avenue of the Stars, Suite 2550


City, State and Zip Code:  Los Angeles, California 90067


                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
             N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                 Due to unanticipated delays in the collection and compilation of certain information required to be included in the Form 10-KSB, and in the completion of the drafting of the Form 10-KSB for filing, the Registrant is unable to file its Form 10-KSB for the period ended December 31, 2006 within the prescribed time period without unreasonable effort and expense.


                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

         Angela Bronow Davanzo          310                   279-9585
         ---------------------          ---                   --------
                (Name)               (Area code)          (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [_] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Avantogen Oncolgy, Inc.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 3, 2007                      By:  /s/ Angela Bronow Davanzo
      -------------                           ----------------------------------
                                         Name:    Angela Bronow Davanzo
                                         Title:   Chief Financial Officer